Exhibit 12.1

FTI Consulting, Inc.

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

(unaudited)

								Pro Forma
	Year Ended December 31,					Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005	2004	2005
Income from continuing operations before income tax	$7,920	$21,567	$58,612	$109,629	$74,055	$60,378	$65,633	$56,753	$54,949
Add: Fixed charges	11,783	5,706	7,172	7,471	10,149	7,543	12,849	27,451	25,220

Income from continuing operations before income tax and fixed charges	$19,703	$27,273	$65,784	$117,100	$84,204	$67,921	$78,482	$84,204	$80,169

Fixed charges:
Interest expense on indebtedness, including amortization of debt financing costs	$11,024	$4,518	$4,872	$4,621	$6,399	$4,753	$9,080	$23,701	$21,451
Portion of rent expense representative of interest	759	1,188	2,300	2,850	3,750	2,790	3,769	3,750	3,769

Total fixed charges	$11,783	$5,706	$7,172	$7,471	$10,149	$7,543	$12,849	$27,451	$25,220

Ratio of earnings to fixed charges	1.7	4.8	9.2	15.7	8.3	9.0	6.1	3.1	3.2